Immersion Corporation

50 Rio Robles

San Jose, CA 95134

Immersion.com

TouchSense.com

May 4, 2018

VIA FEDERAL EXPRESS AND EDGAR

U.S. Securities and Exchange Commission

Office of Global Security Risk

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Cecilia Blye, Chief

Re:	Immersion Corporation
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 27, 2018
File No. 1-38334

Dear Ms. Blye:

On behalf of Immersion Corporation (“Immersion” or the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 24, 2018, with respect to the Company’s Annual Report on Form 10-K (the “10-K”) for the fiscal year ended December 31, 2017. The response to the Staff’s comments are provided below on behalf of the Company. The numbered paragraph below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bolded italics.

General

1.	You state on page 72 that Samsung Electronics accounted for 32% and 33% of your net revenues in 2015 and 2016, respectively. Samsung Electronics reportedly sells electronics products in Sudan and Syria, countries that are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls. You do not include disclosure in the Form 10-K about contacts with Sudan and Syria. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan and Syria, whether through subsidiaries, customers or other direct or indirect arrangements, including through Samsung Electronics. You should describe any products, software or technology you have provided to Sudan and Syria, directly or indirectly, and any agreements, commercial arrangements or other contacts with the governments of those countries or entities they control.

Response:

The Company respectfully informs the Staff that the Company has no subsidiaries, offices, facilities, employees or operations in Sudan or Syria. The Company does not have current or anticipated contacts with Sudan or Syria and, to the Company’s knowledge, has not in the past had any contacts with Sudan or Syria. The Company has not and does not sell or offer for sale, products, technology, software, or licenses for its technology in Sudan or Syria. The Company has not entered into, directly or indirectly, any agreements, commercial arrangements or other contracts with the governments, or entities controlled by the governments, of Sudan or Syria.

The Company has licensed its technology to various consumer electronics manufacturers, including Samsung Electronics (“Samsung”). Such technology does not require a license for export to Samsung. The Company understands that consumer electronics manufacturers, including Samsung, incorporate the Company’s technology into mobile devices which are then sold in countries around the world. The Company requires its licensees, including Samsung, to comply with applicable laws (which would include laws relating to U.S. export controls and U.S. economic sanctions), and the Company provides no services to any person or entity in Sudan or Syria.

The Company is committed to compliance with all applicable laws, including with respect to U.S. export controls and U.S. economic sanctions policies. The Company has a Code of Business Conduct and Ethics (the “Ethics Code”), which applies to all Company employees wherever they are located or doing business, and which sets forth the Company’s worldwide policy that all employees must be aware of, and comply with, all applicable U.S. federal, state and local laws, including, but not limited to, laws and regulations relating to U.S. export controls and U.S. economic sanctions policies. All Company employees are required annually to acknowledge their review and understanding of, and agreement to comply with, the Ethics Code. The Company provides regular Ethics Code training.

* * *

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (408) 350-8819.

Sincerely,

/s/ Amie Peters

Amie Peters
General Counsel and SVP, IP Licensing and Legal Affairs

cc:	Jeffrey Vetter, Fenwick & West LLP